Filed by Brookfield Reinsurance Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: American Equity Investment Life Holding Company
Commission File No. 001-31911
Date: July 5, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-40509

Brookfield Reinsurance Ltd.
(Name of Registrant)

Ideation House, First Floor
94 Pitts Bay Road, Pembroke, HM08, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Agreement and Plan of Merger

On July 4, 2023, Brookfield Reinsurance Ltd., a Bermuda exempted company limited by shares (the “Brookfield Reinsurance”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Arches Merger Sub, Inc., an Iowa corporation and a wholly owned subsidiary of Brookfield Reinsurance (“Merger Sub”), American Equity Investment Life Holding Company, an Iowa corporation (“AEL”) and solely for the purposes set forth in the Merger Agreement, Brookfield Asset Management Ltd., a company incorporated under the laws of the Province of British Columbia (“BAM”).

The Merger Agreement provides, among other things and subject to the terms and conditions of the Merger Agreement, that (a) Merger Sub will be merged with and into AEL (the “Merger”), with AEL being the surviving company in the Merger, and, (b) at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock, par value $1.00 per share, of AEL (each, an “AEL Common Share”) (excluding AEL Common Shares held by holders exercising appraisal rights, shares owned by AEL as treasury stock, shares owned by Brookfield Reinsurance, Merger Sub or their subsidiaries including North End RE (Cayman) SPC (“North End”) and Freestone Re Ltd. (“Freestone”, and together, the “Brookfield Reinsurance Group Shareholders”), or shares subject to AEL restricted stock awards (as discussed further below)) will be converted into the right to receive (i) $38.85 per share in cash, without interest (the “Cash Consideration”) and (ii) a number of fully-paid and nonassessable shares of class A limited voting shares of BAM (“BAM Class A Stock”) equal to the Exchange Ratio (as defined in the Merger Agreement) (the “Stock Consideration”, together with the Cash Consideration, the “Merger Consideration”).  The Exchange Ratio is subject to adjustment such that if, based on the 10-day volume-weighted average share price of BAM Class A Stock (measured five business days prior to closing of the Merger) (the “BAM Final Stock Price”), BAM Class A Stock is trading at a price such that the aggregate Merger Consideration would be less than $54.00 per share, the number of shares of BAM Class A Stock delivered for each AEL Common Share will be increased such that the value of the aggregate Merger Consideration delivered for each AEL Common Share will equal $54.00 and Brookfield Reinsurance will have the option to pay cash in lieu of some or all of the Stock Consideration. In the event that the BAM Final Stock Price would result in the aggregate Merger Consideration per AEL Common Share being greater than $56.50, the number of shares of BAM Class A Stock delivered for each AEL Common Share will be decreased such that the value of the aggregate Merger Consideration delivered for each AEL Common Share will equal $56.50.

The Merger Agreement does not provide for the payment of any consideration with respect to the issued and outstanding shares of Series A and Series B preferred stock, each, par value $1.00 per share, of AEL, which shares will be unaffected by the Merger and remain outstanding in accordance with the terms of the Merger Agreement. In accordance with the terms of the Merger Agreement, from the Effective Time, Brookfield Reinsurance will cause the Surviving Company to cause the depositary shares representing one-thousandth of one share of such Series A or Series B preferred stock, as applicable, to continue to be listed on the New York Stock Exchange.

In addition, the Merger Agreement provides for the following treatment of AEL’s equity awards at the Effective Time:

●
each outstanding and unexercised stock option (“AEL Option”) (whether vested or unvested) will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (1) the number of AEL Common Shares subject to such AEL Option immediately prior to the Effective Time and (2) the excess, if any, of the Merger Consideration (valuing the Stock Consideration at $16.15) over the exercise price per share of such AEL Option;

●
each outstanding AEL restricted stock unit (“AEL RSU”) other than certain AEL RSUs granted following the date of the Merger Agreement (“Rollover AEL RSUs”) will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (1) the number of AEL Common Shares subject to such AEL RSU immediately prior to the Effective Time and (2) the Merger Consideration (valuing the Stock Consideration at $16.15);

●
each outstanding AEL RSU subject to performance-based vesting conditions (“AEL PSU”) will be automatically canceled and converted into the right to receive a cash payment, without interest, equal to the product of (1) the number of AEL Common Shares subject to such AEL PSU immediately prior to the Effective Time (based on (A) for AEL PSUs other than the AEL PSUs granted pursuant to the employee restricted stock unit award agreement, dated November 29, 2022, by and between AEL and the Chief Executive Officer of AEL (such PSUs, the “VWAP PSUs”), a performance level determined based on the greater of target and actual performance as reasonably determined by the Compensation and Talent Management Committee of the Board of Directors of AEL (the “AEL Board”) immediately prior to the Effective Time and (B) for VWAP PSUs, attainment of applicable performance goals based on the Merger Consideration) (valuing the Stock Consideration at $16.15) and (2) the Merger Consideration (valuing the Stock Consideration at $16.15);

●
each outstanding award of AEL Common Share subject to vesting conditions (“AEL Restricted Stock”) will automatically have any restrictions thereon lapse and be converted into the right to receive a cash payment, without interest, equal to the product of (1) the number of shares of AEL Restricted Stock subject to such award immediately prior to the Effective Time and (2) the Merger Consideration (valuing the Stock Consideration at $16.15); and

●
any outstanding AEL RSU that is a Rollover AEL RSU will automatically cease to represent an award denominated in AEL Common Share and will be converted into an award of cash-settled restricted stock units denominated in shares of BAM Class A Stock (an “Exchanged RSU”), with the number of shares of common stock subject to each such Exchanged RSU equal to the product of (1) the number of AEL Common Shares subject to such Rollover AEL RSU immediately prior to the Effective Time multiplied by (2) the quotient of (i) the Merger Consideration (valuing the Stock Consideration at $16.15) divided by (ii) the BAM Class A Stock Price, and except as specifically provided in the Merger Agreement, following the Effective Time, each Exchanged RSU will continue to be governed by the same material terms and conditions (including vesting schedule and the termination protections established for such AEL RSU) as were applicable to the Rollover AEL RSU immediately prior to the Effective Time.

The AEL Board has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of, AEL and its shareholders (other than the Brookfield Reinsurance Group Shareholders and any other shareholders affiliated with Brookfield Reinsurance), (2) adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, (3) directed that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to AEL’s shareholders for approval and (4) resolved to recommend that AEL’s shareholders vote to approve the Merger and the Merger Agreement (the “AEL Shareholder Approval”).

The closing of the Merger is subject to satisfaction or waiver of customary closing conditions, including (1) the receipt of the AEL Shareholder Approval, (2) receipt of certain regulatory approvals, including the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (3) the absence of any injunction or restraint making illegal or otherwise prohibiting the consummation of the Merger, (4) the effectiveness of the registration statement on Form F-4 to be filed by BAM pursuant to which the shares of BAM Class A Stock to be issued as Stock Consideration will be registered with the Securities and Exchange Commission (the “SEC”) and (5) listing approval of the shares of BAM Class A Stock to be issued as Stock Consideration (i) on the New York Stock Exchange and (ii) subject to official notice of issuance, on the Toronto Stock Exchange.  Brookfield Reinsurance’s, Merger Sub’s and BAM’s obligations to close the Merger are also conditioned upon the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) and the absence of the imposition of a Burdensome Condition (as defined in the Merger Agreement) by any regulator as part of the regulatory approval process. The closing of the Merger may not occur prior to January 5, 2024, unless Brookfield Reinsurance elects to waive such inside date.

The Merger Agreement contains customary representations and warranties of AEL, Brookfield Reinsurance, Merger Sub and BAM, in each case generally subject to customary qualifications. Additionally, the Merger Agreement provides for customary pre-closing covenants of AEL, Brookfield Reinsurance, Merger Sub and BAM, including, subject to certain exceptions, covenants relating to the conduct by AEL and BAM of their respective businesses in the ordinary course consistent with past practice.

AEL has agreed not to solicit alternative takeover proposals from third parties or to engage in discussions with third parties regarding alternative takeover proposals. However, prior to the receipt of the AEL Shareholder Approval, the AEL Board may change its recommendation that the AEL’s shareholders vote to approve the Merger following certain intervening events or receipt of a “Superior Proposal” (as defined in the Merger Agreement), or terminate the Merger Agreement in order to enter into an agreement providing for a Superior Proposal, subject to AEL’s paying a termination fee, as described below, if the failure to do so would be inconsistent with the directors’ fiduciary duties.

The Merger Agreement provides termination rights for each of AEL and Brookfield, including, among others, in the event the closing of the Merger does not occur on or before April 4, 2024 (the “Outside Date”), provided that the Outside Date may be extended by either party to July 5, 2024, if, as of the initial Outside Date, all conditions to the Merger are satisfied or validly waived other than with respect to conditions relating to regulatory approvals. If, in connection with a termination of the Merger Agreement (1) by Brookfield Reinsurance due to a change of AEL Board’s recommendation that AEL’s shareholders vote to approve the Merger or by AEL to enter into an agreement in connection with a Superior Proposal or (2) by either party as a result of a failure to obtain the AEL Shareholder Approval and within twelve months of such termination, AEL consummates or enters into a definitive agreement to consummate an alternative takeover proposal that was publicly made known and not withdrawn prior to such termination, then AEL may be required to pay Brookfield Reinsurance a termination fee of $102,000,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Form 6-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.  It is not intended to provide any other factual information about AEL, Brookfield Reinsurance, BAM or their respective subsidiaries and affiliates.  The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, as well as by information contained in each party’s periodic reports filed with the SEC, and may be subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of AEL, Brookfield Reinsurance, BAM or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in AEL’s public disclosures.

Voting Agreement

Concurrently with the execution of the Merger Agreement, AEL entered into a voting agreement (the “Voting Agreement”) with Freestone and North End.

Pursuant to the Voting Agreement, subject to the terms and conditions therein, each of Freestone and North End have agreed to vote all of the outstanding AEL Common Shares then beneficially owned by Freestone, North End or any of their respective affiliates (1) in favor of the approval of the Merger Agreement and the Merger and (2) against any other takeover proposal or other proposal or transaction  that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger. The Voting Agreement also includes waivers of certain provisions of that certain Investment Agreement, dated October 17, 2020, by and among the AEL, Brookfield Corporation (formerly, Brookfield Asset Management Inc.) and Freestone and North End (as successors and assigns of Burgundy Acquisitions I Ltd.) (as amended, restated or otherwise modified from time to time, the “Investment Agreement”), in order to, among other things, permit Brookfield Reinsurance to exercise certain rights under the Merger Agreement and to remove any limitations on voting under the Investment Agreement that would conflict with the Brookfield Reinsurance Group Shareholders’ voting obligations under the Voting Agreement.

As of the date of the Voting Agreement, an aggregate of 15,886,066 AEL Common Shares, representing approximately 20% of the total voting power of the holders of capital stock of AEL, were beneficially owned by the Brookfield Reinsurance Group Shareholders and subject to the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by the full text of such agreement, a copy of which is filed as Exhibit 10.1 to this Form 6-K and incorporated herein by reference.

Joint Press Release

On July 5, 2023, AEL and Brookfield Reinsurance issued a joint press release announcing the execution of the Merger Agreement.  A copy of the joint press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

No Offer or Solicitation

No person has commenced soliciting proxies in connection with the proposed transaction referenced in this press release, and this press release is not an offer or a solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or a solicitation of any vote or approval in any jurisdiction, in contravention of applicable law, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

Except for historical information, all other information in this Form 6-K consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, and related oral statements AEL, Brookfield Reinsurance or BAM may make, are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. For example, (1) conditions to the closing of the proposed transaction may not be satisfied, (2) regulatory approvals required for the proposed transaction may not be obtained, or required regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could have a material adverse effect on AEL, Brookfield Reinsurance or BAM or cause certain conditions to closing not to be satisfied, which could result in the termination of the merger agreement, (3) the timing of completion of the proposed transaction is uncertain, (4) the business of AEL, Brookfield Reinsurance or BAM may suffer as a result of uncertainty surrounding the proposed transaction, (5) events, changes or other circumstances could occur that could give rise to the termination of the merger agreement, (6) there are risks related to disruption of management’s attention from the ongoing business operations of AEL, Brookfield Reinsurance or BAM due to the proposed transaction, (7) the announcement or pendency of the proposed transaction could affect the relationships of AEL, Brookfield Reinsurance or BAM with its clients, operating results and business generally, including on each of AEL’s, Brookfield Reinsurance’s and BAM’s ability to retain employees, (8) the announcement, pendency or consummation of the proposed transaction may have negative effects on the market price of AEL’s common stock or BAM’s class A limited voting shares and/or AEL’s, Brookfield Reinsurance’s or BAM’s operating results, (9) the outcome of any legal proceedings initiated against AEL, Brookfield Reinsurance or BAM following the announcement of the proposed transaction could adversely affect AEL, Brookfield Reinsurance or BAM, including their ability to consummate the proposed transaction and (10) AEL, Brookfield Reinsurance or BAM may be adversely affected by other economic, business, and/or competitive factors as well as managements response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere, including the risk factors included in AEL’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, Brookfield Reinsurance’s Form 20-F, BAM’s Form 20-F and other documents of AEL, Brookfield Reinsurance or BAM on file with, or furnished to, the SEC. Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AEL, Brookfield Reinsurance or BAM will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AEL, Brookfield Reinsurance or BAM or their business or operations. None of AEL, Brookfield Reinsurance or BAM undertake any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by the federal securities laws. All subsequent written or oral forward-looking statements attributable to AEL, Brookfield Reinsurance or BAM and/or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph. References to additional information about AEL, Brookfield Reinsurance and BAM have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Form 6-K.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, AEL will file with the SEC a proxy statement on Schedule 14A that will be combined with a registration statement filed by BAM on Form F-4 with respect to the BAM Shares to be issued as part of the proposed transaction (such combined proxy statement and Form F-4, the “proxy statement/prospectus”) and AEL, Brookfield Reinsurance or BAM may file or furnish other documents with the SEC and, in the case of Brookfield Reinsurance and BAM, with the applicable Canadian securities regulatory authorities, regarding the proposed transaction. This press release is not a substitute for the proxy statement/prospectus (if and when available) or any other document that AEL, Brookfield Reinsurance or BAM may file with the SEC, or in the case of Brookfield Reinsurance and BAM, with the applicable Canadian securities regulatory authorities, with respect to the proposed transaction. INVESTORS IN AND SECURITY HOLDERS OF AEL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR FURNISHED OR WILL BE FILED OR WILL BE FURNISHED WITH THE SEC OR APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the proxy statement/prospectus (if and when available) and other documents filed with, or furnished to, the SEC or the applicable Canadian securities regulatory authorities by Brookfield Reinsurance or BAM through the website maintained by the SEC or applicable Canadian securities regulatory authorities, as applicable, at www.sec.gov or www.sedar.com, respectively, or on Brookfield Reinsurance’s or BAM’s investor relations website, as applicable, at https://bnre.brookfield.com/reports-filings/regulatory-filings and https://bam.brookfield.com/reports-filings/regulatory-filings, respectively. Investors and security holders may obtain free copies of the proxy statement/prospectus (if and when available) and other documents filed with, or furnished to, the SEC by AEL through the website maintained by the SEC at www.sec.gov, on AEL’s investor relations website at https://ir.american-equity.com/.

Participants in the Solicitation

AEL, Brookfield Reinsurance, BAM and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AEL’s shareholders in connection with the proposed transaction. Information regarding AEL’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in AEL’s annual proxy statement filed with the SEC on April 28, 2023 and in other filings with the SEC. A more complete description will be available in the proxy statement on Schedule 14A that will be filed with the SEC in connection with the proposed transaction. Information regarding Brookfield Reinsurance’s directors and executive officers is contained in Brookfield Reinsurance’s Form 20-F filed on March 31, 2023. Information regarding BAM’s directors and executive officers is contained in BAM’s Form 20-F filed on April 3, 2023.  You may obtain free copies of these documents as described in the preceding paragraph filed with, or furnished to, the SEC. All such documents, when filed or furnished are available free of charge on the SEC’s website (www.sec.gov), on AEL, Brookfield Reinsurance or BAM’s respective investor relations webpages listed above.

Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated July 4, 2023, by and among AEL, Brookfield Reinsurance and Merger Sub and, solely for the purposes set forth therein, BAM.*
10.1	Voting Agreement, dated July 4, 2023, by and among AEL, Freestone Re Ltd. and North End RE (Cayman) SPC.
99.1	Joint Press Release dated July 5, 2023.

* Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Brookfield Reinsurance agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that Brookfield Reinsurance may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Brookfield Reinsurance Ltd.

Date: July 5, 2023	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Chief Financial Officer